SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

bebe stores, inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

075571208
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A1

CUSIP No.	075571208	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
625,788
	6	SHARED VOTING POWER
14,030
	7	SOLE DISPOSITIVE POWER
625,788
	8	SHARED DISPOSITIVE POWER
14,030

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
639,818[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.0%[2]
12	TYPE OF REPORTING PERSON
OO**

** See Item 4.

1 On December 8, 2016, the Company effected a one-for-10 reverse stock split. As a result, the number of shares beneficially owned by the Reporting Person at such time were reduced accordingly.

2 The percentage reported in this Schedule 13G is based upon 80,079,919 Common Stock outstanding according to the 10-Q filed by the Issuer on November 10, 2016 and subsequent one-for-10 reverse stock split effected by the company according to the Schedule 8-K filed by the Issuer on December 9, 2016 which amended the new outstanding to approximately 8,007,991.

Item 1(a).	Name of Issuer:	bebe stores, inc.

Item 1(b).	Address of Issuers’s Principal Executive Offices:	400 Valley Drive
Brisbane, California 94005

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:	3300 South Dixie Highway
Suite 1-365
West Palm Beach, Florida 33405

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	075571208

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: Mr. Miller has sole voting and dispositive power with respect to 625,788 of the reported securities as (i) manager of a limited liability company that is the adviser to a certain trust, (ii) manager of a limited liability company that is the general partner of certain limited partnerships, (iii) manager of a limited liability company, and (iv) managing member of a limited liability company. Mr. Miller has shared voting and dispositive power with respect to 14,030 of the reported securities as an advisor to the trustee of a certain trust.

(a)	639,818

(b)	8.0%

(c)	(i) sole voting power: 625,788

(ii) shared voting power: 14,030

(iii) sole dispositive power: 625,788

(iv) shared dispositive power: 14,030

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2017	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III